November 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida — Request to Withdraw Registration Statement on Form S-3 (File No. 333-249923)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Seacoast Banking Corporation of Florida, a Florida corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-249923), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 6, 2020.

The Registration Statement has not been declared effective by the Commission, no shares of common stock of Company have been, or will be, issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued.

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission consent to the immediate withdrawal of the Registration Statement (together with all exhibits thereto) on the grounds that the Company filed a Form for registration pursuant to General Instruction I.D. of Form S-3 (File No. 333-250075) on November 13, 2020 (the “Automatic Shelf Registration Statement”) to replace the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including in connection with the filing of the Automatic Shelf Registration Statement. The Company additionally requests that the filing date for the Automatic Shelf Registration Statement be re-adjusted from November 13, 2020 to November 6, 2020, the date of the Registration Statement, as a result of incorrect tagging of the Registration Statement.

If you have any questions, please do not hesitate to contact our securities counsel, Randy Moore at 404-881-7794.

Sincerely,

Seacoast Banking Corporation of Florida

By:	/s/ Tracey Dexter
Name: Tracey Dexter
Title: Chief Financial Officer